July 15, 2019

Paul Durham
Chief Financial Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

       Re: Tsakos Energy Navigation Limited
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 12, 2019
           File No. 001-31236

Dear Mr. Durham:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects
Liquidity and Capital Resources, page 95

1. Please provide a comparative analysis of material year to year changes in net cash provided by operating activities for all years presented. For example, net cash of operating activities in 2018 decreased by nearly $97 million, or 57%, from 2017, but the analysis only discusses a relatively small change in dry docking expenditures. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Additionally, clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section
      III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04
      of the staff's Codification of Financial Reporting Releases for guidance. Paul Durham
Tsakos Energy Navigation Limited
July 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding the comment on the financial statements and related matters or any other questions.



FirstName LastNamePaul Durham                             Sincerely,
Comapany NameTsakos Energy Navigation Limited
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Corporation Finance
July 15, 2019 Page 2                                      Office of
Transportation and Leisure
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